Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED

JUNE 30, 2015

(unaudited)

August 12, 2015

Notice to Reader

The accompanying unaudited interim condensed consolidated financial statements of Amaya Inc. (the “Corporation”) have been prepared by and are the responsibility of the Corporation’s management. The unaudited interim condensed consolidated financial statements for the period ended June 30, 2015 have not been reviewed by the Corporation’s auditors.

TABLE OF CONTENTS

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS		1
Condensed Consolidated Statements of Financial Position		1
Condensed Consolidated Statements of Changes in Equity		2
Condensed Consolidated Statements of Earnings		3
Condensed Consolidated Statements of Comprehensive Income		4
Condensed Consolidated Statements of Cash Flows		5
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS		6
1.	Nature of business	6
2.	Basis of presentation and summary of significant accounting policies	6
3.	Goodwill and intangible assets	9
4.	Provisions	10
5.	Customer deposits	11
6.	Long-term debt	11
7.	Share capital	13
8.	Reserves	15
9.	Fair value	18
10.	Related party transactions	20
11.	Assets and liabilities classified as held for sale and discontinued operations	20
12.	Business combinations	23
13.	Expenses classified by nature	25
14.	Net earnings per share	26
15.	Sale of subsidiary	26
16.	Change in functional currency	26
17.	Derivatives	27
18.	Subsequent events	28
19.	Prior period adjustment	29
20.	Comparative information	29

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian dollars	June 30, 2015 $000’s unaudited	December 31, 2014 $000’s audited
ASSETS
Current
Cash	450,697	425,453
Restricted cash	120,998	112,530
Accounts receivable	90,474	159,076
Income tax receivable	29,479	20,717
Inventories	2,233	10,217
Current maturity of receivable under finance lease	—	699
Prepaid expenses and deposits	28,911	36,947
Investments	461,720	400,035
Promissory note	—	3,783
Assets classified as held for sale (note 11)	41,754	—

	1,226,266	1,169,457

Restricted cash	114,297	67,747
Prepaid expenses and deposits	35,566	27,002
Investments	13,495	12,519
Goodwill and intangible assets (note 3)	5,920,041	5,718,051
Property and equipment	59,619	94,811
Deferred development costs (net of accumulated amortization of $6.80 million; 2014 - $6.02 million)	20,056	14,054
Receivable under finance lease	—	868
Promissory note	8,987	—
Investment tax credits receivable	3,728	7,731
Deferred income taxes	8,285	54,788

	7,410,340	7,167,028

LIABILITIES
Current
Accounts payable and accrued liabilities	138,631	178,990
Other payables	235,978	212,691
Provisions (note 4)	56,574	46,479
Customer deposits (note 5)	570,218	600,966
Income tax payable	29,494	32,966
Current maturity of long-term debt (note 6)	38,844	11,451
Derivatives (note 17)	34,583	—
Liabilities classified as held for sale (note 11)	19,291	—

	1,123,613	1,083,543

Other payables	2,317	5,527
Deferred revenue	722	2,459
Long-term debt (note 6)	3,299,394	3,494,547
Provisions (note 4)	454,715	412,971
Deferred income taxes	28,214	46,788

	4,908,975	5,045,835

EQUITY
Share capital (note 7)	1,681,600	1,683,572
Reserves (note 8)	652,297	484,538
Retained earnings (deficit)	167,468	(46,917)

	2,501,365	2,121,193

	7,410,340	7,167,028

See accompanying notes

Approved and authorized for issue on behalf of the Board on August 12, 2015.

(Signed) “Daniel Sebag”, Director	(Signed) “David Baazov”, Director
Daniel Sebag, CFO	David Baazov, CEO

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended June 30, 2015 and 2014

	Share Capital
Canadian dollars - unaudited	Common shares number	Common shares amount $000’s	Convertible preferred shares number	Convertible preferred shares amount $000’s	Reserves (note 8) $000’s	Deficit $000’s	Total equity $000’s
Balance – January 1, 2014	94,078,297	220,683	—	—	13,052	(39,388)	194,347
Net earnings (Adjusted – note 19)	—	—	—	—	—	31,372	31,372
Other comprehensive income (Adjusted – note 19)	—	—	—	—	3,121	—	3,121

Total comprehensive income	—	—	—	—	3,121	31,372	34,493

Issue of common shares in relation to exercised warrants	409,790	2,190	—	—	(384)	—	1,806
Issue of common shares in relation to exercised employee stock options	197,819	752	—	—	(153)	—	599
Issue of equity component of mezzanine subordinated unsecured term loan, net of transaction costs	—	—	—	—	14,695	—	14,695
Share-based compensation	—	—	—	—	1,535	—	1,535
Deferred income taxes in relation to transaction costs	—	(236)	—	—	181	—	(55)

Balance – June 30, 2014 (Adjusted – note 19)	94,685,906	223,389	—	—	32,047	(8,016)	247,420

Balance – January 1, 2015	132,844,341	939,533	1,139,356	744,039	484,538	(46,917)	2,121,193

Net earnings	—	—	—	—	—	214,385	214,385
Other comprehensive income	—	—	—	—	187,010	—	187,010

Total comprehensive income	—	—	—	—	187,010	214,385	401,395

Issue of common shares in relation to exercised warrants	638,043	2,350	—	—	(195)	—	2,155
Issue of common shares in relation to exercised employee stock options	611,537	3,412	—	—	(783)	—	2,629
Conversion of preferred shares	4,592	107	(107)	(107)	—	—	—
Share-based compensation	—	—	—	—	9,597	—	9,597
Share repurchase	(1,097,000)	(7,734)	—	—	(27,870)	—	(35,604)

Balance – June 30, 2015	133,001,513	937,668	1,139,249	743,932	652,297	167,468	2,501,365

See accompanying notes

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

	For the six-month periods ended June 30,
Canadian dollars - unaudited	2015 $000’s (except per share data)	2014 $000’s (except per share data) (Adjusted – note 19)
Revenues	656,871	5,088

Expenses (note 13)
Selling	111,375	1,474
General and administrative	380,766	11,132
Financial	113,382	(776)
Acquisition-related costs	159	8,316

	605,682	20,146

Gain on sale of subsidiary	—	47,655
Income from investments	3,682	1,008

Net earnings from continuing operations before income taxes	54,871	33,605
Current income taxes	4,172	1
Deferred income taxes	8,112	(3,699)

Net earnings from continuing operations	42,587	37,303
Net earnings (loss) from discontinued operations (net of tax) (note 11)	171,798	(5,931)

Net earnings	214,385	31,372

Basic earnings from continuing operations per common share (note 14)	$0.32	$0.40
Diluted earnings from continuing operations per common share (note 14)	$0.21	$0.39

Basic earnings per common share (note 14)	$1.61	$0.33
Diluted earnings per common share (note 14)	$1.07	$0.32

See accompanying notes

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the six-month periods ended June 30,
	2015 $000’s	2014 $000’s
Canadian dollars—unaudited		(Adjusted – note 19)
Net earnings	214,385	31,372

Items that are or may be reclassified to net earnings

Available-for-sale investments – net change in fair value (net of income tax of $869,000 (2014 - nil))	14,966	5,377
Available-for-sale investments - reclassified to net earnings	(7,080)	—
Foreign continuing operations – unrealized foreign currency translation differences	191,949	(2,256)
Foreign discontinued operations – unrealized foreign currency translation differences	(15,900)	—
Foreign operations – foreign currency translation differences reclassified to net earnings upon disposal	39,706
Net investment hedge – net loss	(6,049)	—
Cash flow hedges – effective portion of changes in fair value (net of income tax of nil (2014 - nil))	11,663	—
Cash flow hedges – reclassified to net earnings (net of income tax of nil (2014 - nil))	(41,681)	—
Other	(564)	—

Other comprehensive income	187,010	3,121

Total comprehensive income	401,395	34,493

See accompanying notes

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six-month periods ended June 30,
	2015 $000’s	2014 $000’s
Canadian dollars- unaudited		(Adjusted – note 19)
Operating activities
Net earnings	214,385	31,372
Interest accretion	49,638	2,431
Unrealized gain on foreign exchange	(913)	(822)
Depreciation of property and equipment	8,379	7,530
Amortization of intangible assets	77,662	11,026
Amortization of deferred development costs	786	1,456
Stock-based compensation	9,597	1,535
Finance lease	(62)	1,475
Gain on sale of subsidiary	—	(49,054)
Gain on discontinued operations, net of tax	(244,695)	—
Long-term debt repayment premium	35,179	—
Impairment of property and equipment, intangible assets, and finance leases	4,193	—
Unrealized gain on marketable securities	(10,762)	(1,155)
Income tax expense recognized in net earnings	12,612	(8,838)
Interest expense	114,662	13,235
Other	(6,208)	897

	264,453	11,088
Changes in non-cash operating elements of working capital	(17,574)	(8,139)
Income taxes paid	(11,078)	(1,886)

	235,801	1,063

Financing activities
Issuance of capital stock in relation with exercised warrants	2,155	1,807
Issuance of capital stock in relation with exercised employee stock options	2,629	599
Proceeds from long-term debt	—	192,302
Repurchase of shares	(35,604)	—
Interest paid	(148,575)	(11,620)
Long-term debt repayment premium	(35,179)	—
Repayment of long-term debt	(437,503)	(1,361)

	(652,077)	181,727

Investing activities
Deferred development costs	(13,020)	(4,238)
Additions to property and equipment	(12,572)	(6,956)
Acquired intangible assets	(2,431)	(4,888)
Sale of investments	7,428	(2,261)
Proceeds from sale of subsidiary	494,437	52,500
Cash disposed of in discontinued operations	(9,329)	—
Cash included in assets held for sale	(4,845)	—
Restricted cash	(40,970)	—
Settlement of minimum revenue guarantee	(984)	(2,170)
Acquisition of subsidiaries	—	(19,847)
Deposit on Rational Group acquisition	—	(54,295)
Other	(113)	58

	417,601	(42,097)

Increase (decrease) in cash	1,325	140,693
Cash – beginning of period	425,453	93,640
Unrealized foreign exchange difference on cash	23,919	(6,311)

Cash – end of period	450,697	228,022

See accompanying notes

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Amaya Inc. (“Amaya” or the “Corporation”), formerly Amaya Gaming Group Inc., is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. As at June 30, 2015, Amaya had one reportable segment, Business-to-Consumer (“B2C”), consisting of Rational Group (as defined below). After accounting for discontinued operations, Amaya no longer operates its Business-to-Business (“B2B”) segment, which previously consisted of certain of its subsidiaries that offered interactive and land-based gaming solutions for the regulated gaming industry worldwide.

Amaya acquired its B2C operations through the acquisition of Oldford Group Limited (now known as Amaya Group Holdings (IOM) Limited) (“Oldford Group”), parent company of Rational Group Ltd. (“Rational Group”) on August 1, 2014 (the “Rational Group Acquisition”). Rational Group operates globally and conducts its principal activities from its headquarters in the Isle of Man. Rational Group owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands including, among others, PokerStars, Full Tilt, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour.

Amaya’s registered head office is located at 7600 Trans-Canada Highway, Montréal, Québec, Canada, H9R 1C8 and it is listed on the Toronto Stock Exchange (“TSX”) under the symbol “AYA” and it is also listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “AYA”.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim condensed consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”, and International Financial Reporting Standards as issued by IASB, “IFRS”) and in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting as issued by IASB, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2014 and related notes contained therein (the “2014 Financial Statements”), except for the newly adopted accounting policies described below that have no impact on the comparative period presented in these unaudited interim condensed consolidated financial statements and no impact on the 2014 Financial Statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2014 Financial Statements.

For reporting purposes, the Corporation prepares its financial statements in Canadian dollars. Unless otherwise indicated, all dollar (“$”) amounts in these unaudited interim condensed consolidated financial statements are expressed in Canadian dollars. References to ‘‘EUR’’ or “€” are to European Euros and references to ‘‘USD’’ or “USD $” are to U.S. dollars. Unless otherwise indicated, all references to a specific “note” refers to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the six-month period ended June 30, 2015.

New Significant Accounting Policies

Derivative Financial Instruments

From time to time the Corporation uses derivative instruments for risk management purposes. The Corporation does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value on the statements of financial position. The method of recognizing unrealized and realized fair value gains and losses depends on whether the derivatives are designated as hedging instruments. For derivatives not designated as hedging instruments, unrealized gains and losses are recorded in financial expenses on the condensed consolidated statements of earnings. For derivatives designated as hedging instruments, unrealized and realized gains and losses are recognized according to the nature of the hedged item.

Derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources. To qualify for hedge accounting, the relationship between the hedged item and the hedging instrument must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting treatment and both the hedged item and the hedging instrument are reported independently, as if there was no hedging relationship.

The Corporation currently uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in other comprehensive income, while the ineffective portion is recognized immediately in net earnings. Gains and losses on cash flow hedges accumulated in other comprehensive income are transferred to net earnings in the same period the hedged item affects net earnings. Gains and losses on cash flow hedges are immediately reclassified from other comprehensive income to net earnings when it is probable that a forecasted transaction is no longer expected to occur.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in the condensed consolidated statements of comprehensive income. The gain or loss relating to the ineffective portion is recognized in the condensed consolidated statements of earnings. Gains and losses accumulated in other comprehensive income are included in the condensed consolidated statements of earnings when the foreign operation is partially disposed of or sold.

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets.

IFRS 9 also includes a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting.

An entity shall apply IFRS 9 retrospectively for annual periods beginning on or after January 1 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, but does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, in each case, unless those contracts are within the scope of other standards. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

On April 28, 2015, the IASB tentatively decided to postpone the initial January 1, 2017 effective date to January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of this standard, but does not anticipate applying it prior to its effective date.

Amendments to IAS 1, Presentation of Financial Statements

The IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its initiative to improve presentation and disclosure in financial reports. These amendments are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. For example, the amendments clarify that materiality applies to the entire financial statements, as opposed to certain limited items contained therein, and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation is currently evaluating the impact of these amendments, but does not anticipate applying them prior to their effective date.

Amendments to IAS 27, Equity Method in Separate Financial Statements

The IASB issued amendments to IAS 27, Equity Method in Separate Financial Statements. These amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation is currently evaluating the impact of these amendments, but does not anticipate applying them prior to their effective date.

Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The IASB issued amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. IAS 16 and IAS 38 both establish that the principle for the basis of depreciation and amortization is the expected pattern of consumption of the future economic benefits of an asset. These amendments clarify that the use of revenue-based methods to calculate the depreciation of an asset is inappropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. These amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

These amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation is currently evaluating the impact of these amendments, but does not anticipate applying them prior to their effective date.

3. GOODWILL AND INTANGIBLE ASSETS

Cost

	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Goodwill $000’s	Other $000’s	Total $000’s
Balance – January 1, 2014	61,759	17,820	—	79,975	28,027	187,581
Additions	—	—	—	—	8,691	8,691
Additions through business combinations	125,569	1,560,542	530,187	3,081,720	4,572	5,302,590
Disposals	—	—	—	—	(3,017)	(3,017)
Discontinued operations (note 11)	—	(9,161)	—	—	(2,048)	(11,209)
Translation	12,934	97,171	32,755	196,912	1,612	341,384

Balance – December 31, 2014	200,262	1,666,372	562,942	3,358,607	37,837	5,826,020

Additions	—	—	—	—	2,431	2,431
Disposals	—	—	—	—	(860)	(860)
Reclassified to assets held for sale (note 11)	(18,742)	(2,732)	—	(10,622)	(3,450)	(35,546)
Adjustments (note 12)	—	—	—	17,020	—	17,020
Discontinued operations (note 11)	(55,399)	(12,771)	—	(102,697)	(15,118)	(185,985)
Translation	14,820	127,356	43,139	259,491	1,680	446,486

Balance – June 30, 2015	140,941	1,778,225	606,081	3,521,799	22,520	6,069,566

Accumulated Amortization and Impairments
	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Goodwill $000’s	Other $000’s	Total $000’s
Balance – January 1, 2014	16,016	1,490	—	—	7,038	24,544
Amortization	23,737	45,737	—	—	6,866	76,340
Disposals	—	—	—	—	(1,302)	(1,302)
Impairments	—	—	—	—	6,176	6,176
Discontinued operations (note 11)	—	(1,254)	—	—	(1,001)	(2,255)
Translation	2,478	1,680	—	—	308	4,466

Balance – December 31, 2014	42,231	47,653	—	—	18,085	107,969

Amortization	17,472	58,917	—	—	1,273	77,662
Disposals	—	—	—	—	(462)	(462)
Impairment	—	—	—	—	1,587	1,587
Reclassified to assets held for sale (note 11)	(11,068)	(553)	—	—	(886)	(12,507)
Discontinued operations (note 11)	(28,380)	(1,744)	—	—	(4,940)	(35,064)
Translation	5,583	4,397	—	—	360	10,340

Balance – June 30, 2015	25,838	108,670	—	—	15,017	149,525

Carrying Amount

	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Goodwill $000’s	Other $000’s	Total $000’s
At December 31, 2014	158,031	1,618,719	562,942	3,358,607	19,752	5,718,051
At June 30, 2015	115,103	1,669,555	606,081	3,521,799	7,503	5,920,041

A number of B2B-related intangible assets have been determined to be redundant to the Corporation’s core operations, which currently consists of its B2C operations. Impairment losses in the amount of $1.59 million (December 31, 2014 - $6.18 million) were therefore recognized during the period ended June 30, 2015.

4. PROVISIONS

The provisions in the condensed consolidated statements of financial position include, among other items, the provision for jackpots and player bonuses, the provision for deferred consideration primarily in connection with the Rational Group Acquisition and the minimum revenue guarantee in connection with the sale of WagerLogic Malta Holdings Ltd. (“WagerLogic”) (note 15). The carrying amounts and the movements in the provisions during the period ended June 30, 2015 and year ended December 31, 2014 are as follows:

	Jackpots and player bonuses $000’s	Contingent consideration $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $ 000’s
Balance – January 1, 2014	4,245	987	—	—	5,232
Provisions acquired on business combinations	23,194	400,975	—	—	424,169
Additional provision recognized	42,800	7,604	45,815	1,866	98,085
Payments	(60,244)	—	(18,166)	(7)	(78,417)
Accretion of discount	—	9,384	469	—	9,853
Reclassification	(648)	256	—	109	(283)
Foreign exchange translation losses	377	434	—	—	811

Balance at December 31, 2014	9,724	419,640	28,118	1,968	459,450

Current portion	9,724	8,535	28,118	102	46,479

Non-current portion	—	411,105	—	1,866	412,971

	Jackpots and player bonuses $000’s	Contingent consideration $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $ 000’s
Balance – January 1, 2015	9,724	419,640	28,118	1,968	459,450
Additional provision recognized	32,789	21	—	—	32,810
Payments	(13,369)	—	(6,285)	—	(19,654)
Accretion of discount	—	12,947	154	—	13,101
Reclassified to liabilities held for sale	(5,830)	—	—	—	(5,830)
Discontinued operations	(409)	(316)	—	(2,042)	(2,767)
Reclassification	(16)	—	—	16	—
Foreign exchange translation losses	744	31,524	1,853	58	34,179

Balance at June 30, 2015	23,633	463,816	23,840	—	511,289

Current portion	23,633	9,101	23,840	—	56,574

Non-current portion	—	454,715	—	—	454,715

5. CUSTOMER DEPOSITS

Customer deposit liabilities relate to customer deposits which are held in multiple bank accounts that are segregated from those holding operational funds. Both PokerStars and Full Tilt hold customer deposits, along with winnings and any bonuses, in trust accounts from which money may not be removed if it would result in a shortfall of such deposits. These deposits are included in current assets in the condensed consolidated statements of financial position under cash and investments, which includes short term, highly liquid available for sale investments.

Additionally, the Corporation has $105.25 million in frequent player points, which are included in “other payables” under current liabilities in the condensed consolidated statements of financial position. Frequent player points relates to loyalty programs operated by the B2C business for its customers, which involves awarding customer loyalty points based on, among other factors, amounts wagered. The points can be used to make a wide variety of purchases in lieu of cash or can be exchanged for cash. Management has estimated the value of the liability using relevant historical information about the likelihood and magnitude of an outflow of resources, i.e., payment of frequent play points to loyal customers. The Corporation maintains sufficient overhead in cash and investments to cover the estimated future frequent player point liability.

6. LONG-TERM DEBT

The following is a summary of long-term debt outstanding at June 30, 2015 and December 31, 2014:

	June 30, 2015, Principal outstanding balance in local denominated currency 000’s	June 30, 2015 Carrying amount $000’s	December 31, 2014, Principal outstanding balance in local denominated currency 000’s	December 31, 2014 Carrying amount $000’s
USD First Lien Term Loan	1,736,875	2,099,082	1,745,625	1,956,220
USD Second Lien Term Loan	800,000	941,974	800,000	873,519
EUR First Lien Term Loan	198,500	268,294	199,500	271,388
Senior Facility (USD)	—	—	238,000	273,910
Mezzanine Facility (USD)	—	—	104,537	102,941
2013 Debentures (CAD)	30,000	28,888	30,000	28,020

Total long-term debt		3,338,238		3,505,998

Current portion		38,844		11,451

Non-current portion		3,299,394		3,494,547

(a) First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long term-debt, allocated into first and second lien term loans. Without giving effect to the Refinancing (as defined below), the first lien term loans consist of a USD $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor. Also without giving effect to the Refinancing, the second lien term loan consists of a USD $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

First Lien Term Loans

During the six-month period ended June 30, 2015, the Corporation incurred $57.04 million in interest on the USD First Lien Term Loan, of which $6.58 million relates to interest accretion and repaid $10.91 million in principal in relation thereto.

During the six-month period ended June 30, 2015, the Corporation incurred $8.06 million in interest on the EUR First Lien Term Loan, of which $758,000 relates to interest accretion, and repaid $1.39 million in principal in relation thereto.

On March 2, 2015, a subsidiary of Amaya entered into cross currency swap agreements (the “Swap Agreements”), which allow for the creation of synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.6016% (a simple average of the different interest rates for the various Swap Agreements) to replace the USD interest payments bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%) related to the USD First Lien Term Loan. The interest and principal payments for the Swap Agreements, which mature in five years, will be made at a Euro to USD exchange rate of 1.1102 on USD notional amounts of $1.74 billion.

See below and note 18 for information regarding the increases to the First Lien Term Loans as a result of the Refinancing.

Second Lien Term Loan

During the six-month period ended June 30, 2015, the Corporation incurred $42.8 million in interest on the Second Lien Term Loan of which $2.73 million relates to interest accretion. The Corporation has designated the entire principal amount of the USD Second Lien Term Loan and USD $400 million of its contingent consideration (i.e., the deferred purchase price for its B2C business through the Rational Group Acquisition) as a foreign exchange hedge of its net investment in its foreign operations. See note 17.

On August 12, 2015, the Corporation completed the Refinancing, which included, among other things, the repayment of approximately USD $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately USD $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately USD $195 million in cash. See note 18.

(b) Senior Facility

On December 20, 2013, Cadillac Jack, Inc. (“Cadillac Jack”) entered into an agreement for the refinancing of its credit facilities. Under this agreement, Cadillac Jack had access to term loans in an aggregate principal amount of up to USD $160 million (the “Credit Facilities”). The Credit Facilities replaced the then existing USD $110 million non-convertible senior secured term loan secured by Cadillac Jack’s assets that was made available to finance the acquisition of Cadillac Jack by Amaya as of November 5, 2012 (the “2012 Loan”). The Credit Facilities were used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses, and to fund ongoing working capital and other general corporate purposes. On May 15, 2014, Cadillac Jack obtained an incremental USD $80 million term loan to the Credit Facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of USD $240 million accrued interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “Senior Facility”). The Senior Facility was to mature over a five-year term from the closing date and was secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries.

During the six-month period ended June 30, 2015, the Corporation reclassified the Senior Facility as discontinued operations. During the period, the Corporation incurred $13.88 million (June 30, 2014 - $8.45 million) in interest on the Senior Facility, of which $2.34 million (June 30, 2014 - $264,000) relates to interest accretion, and repaid $294 million in principal.

In connection with the CJ Sale (as defined below), the Corporation fully repaid, and satisfied all outstanding obligations under, the Senior Facility on May 29, 2015.

(c) Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD $100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% could instead be paid in-kind in lieu of cash. The Mezzanine Facility was to mature over a six-year term from the closing date and was unsecured.

During the six-month period ended June 30, 2015, the Corporation reclassified the Mezzanine Facility as discontinued operations. During the period, the Corporation incurred $26.51 million (June 30, 2014 - $1.82 million) in interest on the Mezzanine Facility, of which $19.52 million (June 30, 2014 - $121,000) relates to interest accretion and $3.77 million (June 30, 2014 - $981,000) relates to paid in kind interest, and repaid $131.37 million in principal.

In connection with the CJ Sale, the Corporation fully repaid, and satisfied all outstanding obligations under, the Mezzanine Facility on May 29, 2015.

The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately $425.33 million (USD $344 million) of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility.

(d) 2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures (the “2013 Debentures”) and (ii) 48 non-transferable common share purchase warrants (the warrant indenture was subsequently amended to provide for the warrants to be transferable and traded on the TSX). The 2013 Debentures bear interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year and commenced on July 31, 2013. The 2013 Debentures mature and are repayable on January 31, 2016. Each warrant entitles the holder thereof to acquire one common share at a price per common share equal to $6.25 at any time until January 31, 2016.

During the six-month period ended June 30, 2015, the Corporation incurred $1.98 million (June 30, 2014 – $2.19 million) in interest on the 2013 Debentures, of which $868,000 (June 30, 2014 – $754,000) related to interest accretion.

7. SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of convertible preferred shares, with no par value, issuable in series.

	Common shares		Preferred shares
	Number of shares	$000’s	Number of shares	$000’s
Opening balance, as at January 1, 2014	94,078,297	220,683	—	—
Issuance, net of transaction costs and warrants	34,984,025	649,618	1,139,356	725,820
Exercise of options	649,159	3,204	—	—
Exercise of warrants	3,132,860	57,770	—	—
Deferred income taxes in relation to transaction costs	—	8,258	—	18,219

Ending balance, as at December 31, 2014	132,844,341	939,533	1,139,356	744,039

	Common shares		Preferred shares
	Number of shares	$000’s	Number of shares	$000’s
Exercise of options	611,537	3,412	—	—
Exercise of warrants	638,043	2,350	—	—
Conversion of preferred shares	4,592	107	(107)	(107)
Repurchase of common shares	(1,097,000)	(7,734)	—	—
Deferred income taxes in relation to transaction costs	—	—	—	—

Ending balance, as at June 30, 2015	133,001,513	937,668	1,139,249	743,932

During the six-month period ended June 30, 2015:

•

the Corporation issued 638,043 common shares for cash consideration of $2.15 million as a result of the exercise of warrants. The exercised warrants were initially valued at $195,000 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the common shares so issued.

•

the Corporation issued 611,537 common shares for cash consideration of $2.63 million as a result of the exercise of stock options. The exercised stock options were initially valued at $783,000 using the Black-Scholes valuation model. Upon the exercise of such stock options, the value originally allocated to reserves was reallocated to the common shares so issued.

•

the Corporation issued 4,592 common shares as a result of the conversion of preferred shares. The converted preferred shares were initially valued at $107,000 using the Black-Scholes valuation model. Upon the conversion of the preferred shares, the value originally allocated to the preferred shares was reallocated to the common shares so issued.

2015 NCIB

On February 13, 2015, the TSX approved the Corporation’s notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 common shares, representing approximately 5% of Amaya’s issued and outstanding common shares as of January 26, 2015. The Corporation may purchase the common shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. In accordance with the applicable TSX rules, daily purchases under the 2015 NCIB may not exceed 161,724 common shares, representing 25% of the average daily trading volume of the common shares for the six-month period ended on January 31, 2015, and the Corporation may make, once per calendar week, a block purchase of common shares not owned, directly or indirectly, by insiders of Amaya that exceeds the daily repurchase restriction. As announced on June 1, 2015, Amaya entered into, and received TSX clearance of, an automatic share purchase plan (the “Automatic Purchase Plan”) with a broker to facilitate repurchases under the 2015 NCIB and, subject to the foregoing restrictions and the terms and conditions of the Automatic Purchase Plan, Amaya’s broker is able to repurchase common shares under the Automatic Purchase Plan at any time, provided that the broker is not in possession of material, non-public information about Amaya, its subsidiaries or its business. The Automatic Purchase Plan will terminate upon the earlier of February 17, 2016 or the date on which the Corporation has purchased the maximum number of common shares permitted under the 2015 NCIB. As of August 1, 2015, the Corporation had purchased and cancelled an aggregate of 1,097,000 common shares pursuant to the 2015 NCIB for an aggregate purchase price of approximately $35.6 million.

8. RESERVES

The following table highlights the class of reserves included in the Corporation’s equity:

	Warrants $000’s	Stock options $000’s	Treasury shares $000’s	Cumulative translation adjustments $000’s	Available for sale investments $000’s	Derivatives (Cross currency interest rate swap) $000’s	Derivatives (Net investment hedge) $000’s	Other $000’s	Total $000’s (Adjusted - Note 20)
Balance – January 1, 2014	2,831	3,209	—	8,838	—	—	—	(1,826)	13,052

Issuance of warrants	14,695	—	—	—	—	—	—	—	14,695
Cumulative translation adjustments	—	—	—	(2,256)	—	—	—	—	(2,256)
Stock-based compensation	—	1,535	—	—	—	—	—	—	1,535
Exercise of warrants	(384)	—	—	—	—	—	—	—	(384)
Exercise of stock options	—	(153)	—	—	—	—	—	—	(153)
Unrealized gains	—	—	—	—	5,377	—	—	—	5,377
Other	—	—	—	—	—	—	—	181	181

Balance – June 30, 2014	17,142	4,591	—	6,582	5,377	—	—	(1,645)	32,047

Balance – January 1, 2015	332,491	8,738	—	127,688	15,732	—	—	(111)	484,538
Cumulative translation adjustments	—	—	—	174,569	—	—	—	—	174,569
Stock-based compensation	—	9,597	—	—	—	—	—	—	9,597
Exercise of warrants	(195)	—	—	—	—	—	—	—	(195)
Exercise of stock options	—	(783)	—	—	—	—	—	—	(783)
Realized (gains) losses	—	—	—	39,706	(7,080)	(41,681)	—	—	(9,055)
Unrealized gains (losses)	—	—	—	—	14,966	11,663	(6,049)	—	20,580
Purchases of treasury shares	—	—	(27,870)	—	—	—	—	—	(27,870)
Other	1,151	—	—	—	—	—	—	(235)	916

Balance – June 30, 2015	333,447	17,552	(27,870)	341,963	23,618	(30,018)	(6,049)	(346)	652,297

Stock Options

Under the Corporation’s 2010 Stock Option Plan (the “Option Plan”) and 2015 Equity Incentive Plan (the “Equity Incentive Plan” and, together with the Option Plan, the “Plans”), an aggregate of 3,026,652 additional common shares are reserved for issuance as of June 30, 2015. This reserve cannot exceed 10% of the issued and outstanding common shares of the Corporation at any time. At June 30, 2015, this reserve represents 2.3% of the issued and outstanding common shares of the Corporation. Except in certain circumstances, the exercise price of the options issued under the Plans shall not be less than the market price of the common shares of the Corporation, which under the Option Plan is equal to the closing price of the common shares on the TSX on the business day immediately preceding the date of the grant and under the Equity Incentive Plan is equal to the greater of the closing price of the common shares on the TSX and any other exchange on which the common shares are then trading on the date of the grant. The options granted under the Option Plan have a maximum term of five years, which, pursuant to an amendment to the Option Plan approved by the Corporation’s shareholders on June 22, 2015, may be extended in certain circumstances for an additional two years. The options granted under the Equity Incentive Plan have a maximum term of ten years. Subject to certain exceptions and as determined by the Corporation’s Board of Directors, options issued under the Option Plan since 2012 and under the Equity Incentive Plan generally vest in equal increments over four years, while options issued under the Option Plan in years prior to 2012 generally vested in equal increments over two years.

The following table provides information about outstanding stock options issued under the Plans:

	For the period ended June 30, 2015		For the period ended June 30, 2014
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Beginning balance	9,801,289	16.21	5,124,379	3.75
Transactions during the period:
Issued	1,437,800	34.10	742,500	8.04
Exercised	(611,537)	4.30	(197,819)	3.03
Forfeited	(354,053)	11.09	(176,579)	5.18

Ending balance	10,273,499	19.60	5,492,481	4.31

During the six-month period ended June 30, 2015, the Corporation granted an aggregate of 1,437,800 stock options under the Plans.

The outstanding stock options issued under the Plans are exercisable at prices ranging from $1.00 to $35.56 per share and have a weighted average contractual term of 5.30 years.

A summary of exercisable options per stock option grant under the Plans is as follows:

	Outstanding options		Exercisable options
Exercise prices $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price $
1.00 to 6.00	1,519,599	2 to 3	1,496,453	1.00 to 6.00
2.16 to 32.81	1,965,225	3 to 5	1,242,975	2.16 to 32.81
6.05 to 35.56	6,266,675	5 to 7	189,750	6.05 to 35.56
34.22	522,000	> 7	—	34.22

	10,273,499	5.30	2,929,178	5.61

The weighted average share price of options exercised during the period ended June 30, 2015 was $4.30 (June 30, 2014 – $3.03).

The Corporation recorded a compensation expense of $9.60 million for the period ended June 30, 2015 (June 30, 2014 – $1.54 million). As at June 30, 2015, the Corporation had $23.12 million of compensation expense related to the issuance of stock options to be recorded in future periods. Pursuant to an amendment to the Option Plan approved by the Corporation’s shareholders on June 22, 2015 and by the TSX, the options granted under the Option Plan may be extended in certain circumstances for an additional two years. The Corporation recorded an additional one-time compensation expense equal to the incremental fair value granted of $1.34 million with respect to certain fully and partially vested options subject to the extension as of the date of the modification.

The stock options issued during the periods ended June 30, 2015 and 2014 were accounted for at their grant date fair value of $8.13 million, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2015	2014
Expected volatility	52%	60%
Expected life	3.75 to 6.25 years	3.75 years
Expected forfeiture rate	0%-17%	17%
Risk-free interest rate	1.07%	1.07%
Dividend yield	Nil	Nil
Weighted average share price Weighted average fair value of options at grant date	$34.10 $5.65	$8.04 $3.03

The expected life of the options is estimated using the average of the vesting period and the contractual life of the options. The expected volatility is estimated based on the Corporation’s public trading history on the TSX during such periods. Expected forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

Warrants

The following table provides information about outstanding warrants at June 30, 2015 and June 30, 2014:

	For the period ended June 30, 2015		For the period ended June 30, 2014
	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Beginning balance	16,211,410	5.09	2,594,270	4.62
Issued	—	—	4,000,000	19.17
Exercised	(638,043)	3.68	(409,790)	4.41
Expired	(830)	3.00	—	—

Ending balance	15,572,537	5.15	6,184,480	14.05

The following table provides information about outstanding warrants per particular warrant grant:

Grant date	Expiry date	Number of warrants	Exercise price ($)
February 7, 2013	January 31, 2016	572,001	6.25
May 15, 2014	May 15, 2024	4,000,000	19.17
August 1, 2014	August 1, 2024	11,000,536	0.01

		15,572,537	5.15

During the six-month period ended June 30, 2015, the Corporation issued 638,043 common shares for cash consideration of $2.35 million as a result of the exercise of warrants. The exercised warrants were initially valued at $195,000 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the common shares so issued.

During the six-month period ended June 30, 2014, the Corporation issued 409,790 common shares for cash consideration of $1.81 million as a result of the exercise of 409,790 warrants. The exercised warrants were initially valued at $383,269 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the common shares so issued.

During the six-month period ended June 30, 2014, in connection with the Mezzanine Facility, the Corporation granted the lenders 4,000,000 warrants to purchase common shares, representing an allocated fair value of $14.70 million. These warrants entitle the holders thereof to acquire one common share per warrant at a price per common share equal to $19.17 (equal to the 5-day volume-weighted average price, or VWAP, of the common shares on the TSX immediately following the announcement of the definitive agreement for the Rational Group Acquisition) at any time up to a period ending ten years after the closing date. These warrants are not listed on either the TSX or Nasdaq.

9. FAIR VALUE

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

The carrying amount of receivable under finance leases approximates their fair value because the interest rates approximate current market rates. On initial recognition the fair value of amounts receivable under finance leases was established using a discounted cash-flow model.

Certain of the Corporation’s financial assets are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets are determined as at each of June 30, 2015 and December 31, 2014:

	As at June 30, 2015
	Fair value & carrying value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Funds - Available for sale	128,647	128,647	—	—
Bonds - Available for sale	130,800	130,800	—	—
Convertible debentures - Fair value through profit/loss	23,353	10,947	12,406	—
Equity in quoted companies - Available for sale	178,919	178,919	—	—
Equity in private companies - Available for sale	11,187	—	—	11,187

Total financial assets	472,906	449,313	12,406	11,187

	As at December 31, 2014
	Fair value & carrying value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Funds - Available for sale	173,799	173,799	—	—
Bonds - Available for sale	122,528	122,528	—	—
Convertible debentures - Fair value through profit/loss	19,358	8,278	11,080	—
Equity in quoted companies - Available for sale	84,350	84,350	—	—
Equity in private companies - Available for sale	10,391	—	—	10,391

Total financial assets	410,426	388,955	11,080	10,391

The fair values of other financial assets and liabilities measured at carrying value on the statements of financial position as at each of June 30, 2015 and December 31, 2014 are as follows:

	As at June 30, 2015
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Promissory note	8,987	—	8,987	—

Total financial assets	8,987	—	8,987	—

First Lien Term Loans	2,441,271	2,441,271	—	—
USD Second Lien Term Loan	1,008,641	1,008,641	—	—
2013 Debentures	30,000	30,000	—	—
Derivatives	34,583	—	34,583	—

Total financial liabilities	3,514,495	3,479,912	34,583	—

	As at December 31, 2014
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Promissory note	3,783	—	3,783	—

Total financial assets	3,783	—	3,783	—

First Lien Term Loans	2,291,497	2,291,497	—	—
USD Second Lien Term Loan	917,639	917,639	—	—
Senior Facility	284,041	—	284,041	—
Mezzanine Facility	127,488	—	127,488	—
2013 Debentures	30,006	30,006	—	—

Total financial liabilities	3,650,671	3,239,142	411,529	—

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the issuer’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the interim condensed consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred. There were no transfers in or out of Level 3 during the six-month period ended June 30, 2015.

10. RELATED PARTY TRANSACTIONS

Key management of the Corporation includes the members of the board of directors, the Chairman and Chief Executive Officer, Chief Financial Officer, Executive Vice-President, Corporate Development and General Counsel, and certain other key members of management of the Corporation, which are operated by certain of the Corporation’s subsidiaries. The compensation of such key management for the periods ended June 30, 2015 and 2014 includes the following:

	June 30, 2015 $000’s	June 30, 2014 $000’s
Salaries, bonuses and short term employee benefits	2,719	768
Director retainers	168	78
Share based payments	2,708	676

	5,595	1,522

The remuneration of the Chairman and Chief Executive Officer, Chief Financial Officer, and Executive Vice-President, Corporate Development and General Counsel consists primarily of a salary and share based payments. The increase in remuneration for the period ended June 30, 2015 as compared to the prior year period is primarily attributable to the increase in the number of members of key management as a result of the Rational Group Acquisition.

11. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

On November 24, 2014, Amaya divested its subsidiary Ongame Network Ltd. (“Ongame”), which provided B2B poker and platform solutions, to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”). In connection with this divestiture, Amaya and NYX Gaming Group entered into a strategic investment transaction pursuant to which NYX Gaming Group issued, and Amaya purchased, a $10 million unsecured convertible debenture on November 17, 2014 which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. At the holder’s option, both interest and principal are payable in ordinary shares of NYX Gaming Group at any time prior to the maturity date of November 17, 2016. Amaya subsequently assigned an aggregate of $1 million of the unsecured convertible debenture to four individuals and the remaining $9 million to Rational Group.

On April 9, 2015, the Corporation announced that it entered into a share purchase agreement with NYX Gaming Group pursuant to which NYX Gaming Group agreed to purchase from Amaya all of the issued and outstanding shares of Amaya’s subsidiaries, Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”) and Cryptologic Limited (“Cryptologic”) for gross proceeds of approximately $150 million, subject to adjustment (the “Chartwell/Cryptologic Sale”). The Chartwell/Cryptologic Sale was subsequently amended such that upon completion on July 31, 2015, Cryptologic was sold to NYX Gaming Group and Chartwell was sold to NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”). See note 18.

On May 5, 2015, Innova Gaming Group Inc. (“Innova”), closed its initial public offering (the “Innova Offering”), which included a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya, with the Corporation receiving aggregate net proceeds of approximately $34.10 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova. Amaya formed Innova in connection with the Innova Offering and Innova currently holds all of the shares of Diamond Game Enterprises (“Diamond Game”), which was formerly a wholly owned subsidiary of Amaya.

On June 1, 2015, Amaya announced that it had completed the sale of Cadillac Jack Inc. (“Cadillac Jack”) to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE: APO) (“AGS”), for approximately USD $382 million comprising cash consideration of USD $370 million, subject to adjustment, and a USD $12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date (the “CJ Sale”). Amaya used the net proceeds from the CJ Sale for deleveraging, which included the repayment of the Senior Facility and Mezzanine Facility on May 29, 2015. The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately USD $344 million of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility.

Each of the B2B businesses, Diamond Game (now a wholly owned subsidiary of Innova, of which the Corporation holds approximately 40% of its issued and outstanding common shares), Cadillac Jack (now owned by AGS) and Chartwell and Cryptologic (now owned by NYX Gaming Group) are classified as discontinued operations for the six-month period ended June 30, 2015. Ongame was also so classified for the comparable prior year period. The Corporation completed the Innova Offering on May 5, 2015 and the CJ Sale on May 29, 2015, each during the period ended June 30, 2015, and the Chartwell/Cryptologic Sale on July 31, 2015, after such period. The following tables illustrate the impact of these discontinued operations and assets and liabilities held for sale on the financials of the Corporation on June 30, 2015 as compared to the period ended June 30, 2014:

Results from Discontinued Operations

	For the six-month periods ended
	June 30, 2015 $000’s	June 30, 2014 $000’s
Revenues	55,328	78,567
Expenses	(167,603)	(89,637)

Results from operating activities before income taxes	(112,275)	(11,070)
Income taxes	328	(5,140)

Results from operating activities, net of income taxes	(112,603)	(5,930)
Gain on sale of discontinued operations	332,788	–
Taxes on gain on sale of discontinued operations	(42,669)	–
Transaction costs	(5,718)	–

Net gain (loss) from discontinued operations	171,798	(5,930)

Basic earnings (loss) from discontinued operations per common share	$1.29	$(0.06)

Diluted earnings (loss) from discontinued operations per common share	$0.86	$(0.06)

Cash Flows from (Used In) Discontinued Operations

	For the six-month periods ended
	June 30, 2015 $000’s	June 30, 2014 $000’s
Net cash used in operating activities	7,229	(382)
Net cash used in investing activities	(22,761)	(40,947)
Net cash from financing activities	(4,550)	151,208

Net cash flows	(20,082)	109,879

Effect on the Financial Position of the Corporation

In connection with the Chartwell/Cryptologic Sale, the assets and liabilities of Chartwell and Cryptologic were classified as held for sale as at June 30, 2015. The following table illustrates the impact of this classification. The Corporation completed the Chartwell/Cryptologic Sale on July 31, 2015. See note 18.

$000’s
Cash	4,845
Accounts receivable	4,069
Income tax receivable	263
Investment tax credit	3,952
Prepaid expenses and deposits	1,093
Goodwill and intangible assets	23,040
Property and equipment	2,223
Restricted cash	124
Deferred development costs	2,121
Deferred income taxes	24

Assets classified as held for sale	41,754

$000’s
Accounts payable and accrued liabilities	6,469
Provisions	5,830
Income tax payable	1,196
Other payables	249
Deferred revenue	143
Deferred income taxes	3,769
Customer deposits	1,635

Liabilities classified as held for sale	19,291

The assets, liabilities and reserves disposed of in connection with the divestiture of Cadillac Jack, through the CJ Sale, and Diamond Game, through the Innova Offering, both of which were completed during the six-month period ended June 30, 2015, were as follows:

$000’s
Cash	(9,329)
Accounts receivable	(20,375)
Income tax receivable	(3)
Inventory	(8,982)
Prepaid expenses and deposits	(3,711)
Finance lease receivable	(1,742)
Goodwill and intangible assets	(153,466)
Property and equipment	(42,496)
Deferred development costs	(5,797)
Deferred income taxes	(1,604)
Accounts payable and accrued liabilities	54,898
Provisions	2,767
Income tax payable	583
Other payables	4,346
Deferred revenue	2,447
Deferred income taxes	15,119
Long-term debt	427,542
Reserves	4,004

Net liabilities disposed of in discontinued operations	264,201
Proceeds from sale of discontinued operations	68,587

Gain on sale of discontinued operations	332,788

12. BUSINESS COMBINATIONS

Oldford Group Limited

On March 11, 2015, the Corporation commented on a tax dispute between a subsidiary of Rational Group and Italian tax authorities related to operations of such subsidiary, particularly under the PokerStars brand, in Italy prior to the Rational Group Acquisition. Although no formal tax assessments have been issued to date, the Italian tax authorities have provided an initial estimate of back taxes totalling approximately €85 million based on its interpretation of transfer pricing and permanent establishment rules as they apply to such subsidiary’s Italian operations. The Corporation was aware of the dispute prior to Rational Group Acquisition, but believes Rational Group has operated in compliance with the applicable local tax regulations and has paid €120 million in local taxes during the period subject to the dispute.

Although management continues to assess the potential exposure, if any, the Corporation believes that any tax liability as part of this matter may be indemnifiable by the former owners of the Oldford Group (the “Sellers”) under the agreement governing the Rational Group Acquisition, subject to certain conditions. Pursuant to this agreement, the Sellers have certain indemnification obligations to the Corporation, subject to certain conditions, with respect to certain pre-closing liabilities, including amounts held in an escrow account plus an additional amount not held in escrow and reserved solely for tax claims.

The purchase price allocation for the Rational Group Acquisition does not reflect the impact on any contingencies arising from circumstances that were present on the date of the Rational Group Acquisition on August 1, 2014. In the event that a measurable outcome is ascertainable as a result of these contingencies during the one-year reference period from the date of the Rational Group Acquisition, the impact will be recorded as an adjustment to purchase price allocation reflecting both the contingent liability and the offsetting indemnification asset (i.e., the indemnification in favor of the Corporation provided for in the purchase agreement for the Rational Group Acquisition). Any impact that becomes both measurable and probable after the reference period will not be reflected as an adjustment to the purchase price allocation.

For the six-month period ended June 30, 2015, the Corporation adjusted the preliminary purchase price allocation for the Rational Group Acquisition as it was presented in the Corporation’s audited consolidated financial statements for the year ended December 31, 2014 and unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2015 to record an additional acquisition liability of $17.02 million under “Accounts payables and accrued liabilities”. This additional acquisition liability resulted in a corresponding increase to goodwill. The following table illustrates the impact of this adjustment.

Fair value on acquisition $000’s
Cash	390,639
Accounts receivable	123,117
Prepaid expenses and deposits	38,599
Investments	373,692
Property and equipment	51,369
Accounts payables and accrued liabilities	(128,846)
Other payables	(198,756)
Provisions	(21,844)
Customer deposits	(570,820)
Intangible assets	2,213,606
Goodwill	3,072,438
Deferred income tax liability	(22,820)
Other	(2,759)

Total consideration	5,317,615

Fair value of deferred payment	391,000

5,708,615

The final purchase price allocation is expected to be completed following the reference period and as soon as management has gathered all information available to it and that it deems necessary to finalize this allocation.

13. EXPENSES CLASSIFIED BY NATURE

	For the six-month periods ended
	June 30, 2015 $000’s	June 30, 2014 $000’s
Financial
Interest and bank charges	123,731	2,220
Foreign exchange	(10,349)	(2,996)

	113,382	(776)
General and administrative
Gaming duties	60,718	—
Processor costs	37,447	—
Office	37,069	2,820
Salaries and fringe benefits	117,099	2,793
Stock-based compensation	9,597	1,535
Depreciation of property and equipment	4,422	615
Amortization of deferred development costs	290	131
Amortization of intangible assets	72,912	1,142
Professional fees	34,602	2,096
Impairment	1,587	—
Bad debt	4,799	—
Loss on disposal of assets	224	—

	380,766	11,132

Selling	111,375	1,474

Acquisition-related costs
Professional fees	159	8,316

	159	8,316

14. NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings from continuing operations and earnings per common share for the following periods:

	For the six-month periods ended
	June 30, 2015	June 30, 2014
Numerator
Numerator for basic and diluted earnings per common share – net earnings from continuing operations	$42,587,000	$37,303,000

Numerator for basic and diluted earnings per common share – net earnings	$214,385,000	$31,372,000

Denominator
Denominator for basic earnings per common share – weighted average number of common shares	133,386,479	94,216,683

Effect of dilutive securities
Stock options	4,417,235	2,676,490
Warrants	13,344,148	1,472,879
Convertible preferred shares	48,642,957	—

Effect of dilutive securities	66,404,340	4,149,369

Dilutive potential for diluted earnings per common share	199,790,819	98,366,052

Basic earnings from continuing operations per common share	$0.32	$0.40
Diluted earnings from continuing operations per common share	$0.21	$0.39

Basic earnings per common share	$1.61	$0.33
Diluted earnings per common share	$1.07	$0.32

15. SALE OF SUBSIDIARY

On February 11, 2014, and pursuant to a Share Purchase Agreement, dated November 27, 2013, one of the Corporation’s subsidiaries completed the sale of all of the issued and outstanding shares of WagerLogic to Goldstar Acquisitionco Inc. (“Goldstar”) for $70 million, less a closing working capital adjustment of $7.5 million, with the purchase price satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10 million (bearing interest at 6.0% per annum payable semi-annually in arrears starting in the second year following the closing date and due on the fourth anniversary of the closing date). The share purchase agreement for this divestiture also provides for a bonus payment of USD $10 million to be paid by Goldstar to Amaya if CryptoLogic Operations Limited (“Cryptologic Operations”) achieves an annual net revenue target of at least USD $30 million during the second year following the closing date (payable in 12 monthly installments during the third year following the closing date), and an additional bonus payment of USD $10 million if CryptoLogic Operations achieves an annual net revenue target of at least USD $40 million during the third year following the closing date (payable in 12 monthly installments during the fourth year following the closing date).

For the period ended June 30, 2015, Amaya continued to license online casino games to WagerLogic. In connection with the sale of WagerLogic to Goldstar, Amaya and certain of its subsidiaries also entered into a revenue guarantee agreement under which they jointly and severally guarantee the financial obligations of such subsidiaries under the service agreements, including an obligation to pay CryptoLogic Operations, during the two years following the closing date of the divestiture, an amount equal to the shortfall between CryptoLogic Operation’s quarterly net revenue and a pre-established quarterly net revenue target of USD $4.75 million.

16. CHANGE IN FUNCTIONAL CURRENCY

On February 26, 2015, after a subsidiary of the Corporation entered into the Swap Agreements, the subsidiary’s functional currency changed from the U.S. dollar to the Euro. As a result of the Swap Agreements, the subsidiary will be exposed to potentially significant fluctuations in the Euro as compared to other currencies. As a result of this and the fact that a portion of the subsidiary’s operations are denominated in Euros, the primary economic environment of this subsidiary is the Euro.

This change in functional currency is accounted for prospectively from the date of the change by translating all items in such subsidiary’s financial statements into the new functional currency using the exchange rate at the date of the change.

17. DERIVATIVES

The Corporation is exposed to interest and currency risk. The Corporation uses derivative financial instruments for risk management purposes only, not for generating trading profits, and anticipates that such instruments will mitigate interest and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related the hedged position. However, there can be no assurance that any such risks will be so mitigated or that such instruments will not result in a loss.

Derivative instruments with hedge accounting

During the six-month period ended June 30, 2015, the Corporation entered into the Swap Agreements, which were designated as cash flow hedges, to exchange a notional principal of USD $1.74 billion debt into Euros to fix both future interest and principal payments in Euro. The Corporation expects the Swap Agreements to mitigate the impact of changes in interest rates and the impact of foreign currency gains or losses resulting from changes in the USD to Euro exchange rate. The effective portion of the gains or losses from these derivatives accumulated in other comprehensive income is reclassified to financial charges in the same period the interest expense on the USD First Lien Term Loan is recorded.

The fair value of the outstanding Swap Agreement as at June 30, 2015 is a liability of $36.20 million (€26 million). The ineffective portion of the hedge recognized as a gain in financial expenses for the six-month period ending June 30, 2015 is $5.40 million (€3.92 million).

Non-derivative with hedge accounting

The Corporation has designated the entire principal amount of the USD Second Lien Term Loan and USD $400 million of its contingent consideration (i.e., the deferred purchase price for its B2C business) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the gains or losses arising from the translation of the USD-denominated debt that is determined to be an effective hedge is recognized in other comprehensive income, counterbalancing a portion of the gains or losses arising from translation of the Corporation’s net investment in its foreign operations. Should a portion of the hedging relationship become ineffective, the ineffective portion would be recorded in the consolidated statements of earnings.

During the period ended June 30, 2015, the Corporation recorded an unrealized exchange loss on translation of $6.04 million (€4.30 million) in the consolidated statement of other comprehensive income related to the translation of the USD Second Lien Term Loan and such contingent consideration.

Derivative instruments without hedge accounting

During the six-month period ended June 30, 2015, the Corporation held one outstanding foreign exchange contract to sell USD $124.30 million for €110 million a rate of €1.113 to USD $1.00. This contract matures in December 2015 and is intended to mitigate the impact of the fluctuation of the USD to Euro exchange rate as it relates to the Corporation’s net monetary assets denominated in USD. For the period ended June 30, 2015, the Corporation recorded in earnings an unrealized exchange gain of $1.60 million (€1.20 million), representing the change in fair value of this contract (as an asset) since inception and its initial measurement. The Corporation determined the fair value of this foreign exchange contract by comparing similar contracts that are traded in active markets and using quotes that reflect actual transactions in similar instruments in such markets, as well as taking into consideration credit risk in the applicable discount factor.

18. SUBSEQUENT EVENTS

Chartwell/CryptoLogic Sale

On July 31, 2015, Amaya announced that it completed the Chartwell/Cryptologic Sale for gross proceeds of approximately $150 million, subject to adjustment, of which $110 million was paid in cash ($60 million by NYX Gaming Group and $50 million by the NYX Sub) and $40 million was paid by the NYX Sub through the issuance of exchangeable preferred shares (the “NYX Sub Preferred Shares”). The Corporation used the majority of the net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the Refinancing. The NYX Sub Preferred Shares (i) rank in priority to all common shares and any other preferred shares of the NYX Sub outstanding as of the closing in the event of winding-up, dissolution or liquidation of the NYX Sub; (ii) are redeemable for cash at any time at the option of the NYX Sub and are subject to mandatory redemption in the event of any financing completed by NYX Gaming Group or any of its affiliates (until all issued and outstanding NYX Sub Preferred Shares are redeemed), in each case at a price equal to the initial liquidation preference of $40 million, as adjusted from time to time; (iii) are not entitled to receive any dividends; (iv) are not transferrable or assignable, except to an affiliate; and (v) are exchangeable into NYX Gaming Group ordinary shares at any time after six months from the closing date, in whole or in part, upon 35 days’ advance written notice to the NYX Sub, at the then applicable exchange ratio, which is initially 8 million NYX Gaming Group ordinary shares. The exchange ratio will increase after six months at an initial rate of 3%, followed by 6% every six months from months 12 to 24 and 9% every six months thereafter.

In connection with the Chartwell/Cryptologic Sale, a subsidiary of Amaya and NYX Gaming Group entered into a supplier licensing agreement (the “Licensing Agreement”) for a term of six years, under which NYX Gaming Group is expected to provide certain casino gaming content to Amaya’s real-money online casino offering, including on its PokerStars and Full Tilt brands. Pursuant to the Licensing Agreement, a subsidiary of Amaya will pay NYX Gaming Group a minimum license commitment in the amount of $12 million per year for each of the first three years of the Licensing Agreement.

Foreign Exchange Contract

On July 10, 2015, the Corporation entered into a second foreign exchange contract to receive USD $145.20 million in exchange for €130 million at an exchange rate of €1.1186 to USD $1.00. This contract matures on December 31, 2016. The Corporation expects its foreign exchange contracts to mitigate the impact of foreign currency gains or losses resulting from changes in the USD to Euro exchange rate.

Refinancing

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing”). The Refinancing included, among other things, the repayment of approximately USD $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately USD $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately USD $195 million in cash. The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities.

Cross-Currency Swap

In connection with the Refinancing, a subsidiary of Amaya entered into an additional cross-currency swap agreement, effective August 12, 2015, allowing for the creation of synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.657% (a simple average of the different interest rates for the agreement) to replace the USD interest payments bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%) related to the increase of the existing USD First Lien Term Loan under the Refinancing. The interest and principal payments for this swap agreement, which matures in five years, will be made at a Euro to USD exchange rate of 1.094 on USD notional amounts of $325 million.

19. PRIOR PERIOD ADJUSTMENT

The Corporation corrected an error related to the comparative six-month period ended June 30, 2014 as a result of an unrealized gain on the investment in The Intertain Group Limited (TSX: IT) that was included in net earnings and should have been included in other comprehensive income. This investment was previously classified as a held-for-trading investment with fair value fluctuations recorded through net earnings whereas it should have been classified as an available-for-sale investment with fair value fluctuations recorded through other comprehensive income. This investment continues to be held by the Corporation as at June 30, 2015. This adjustment was made retrospectively and impacts the comparative period statement of changes in equity, statement of earnings, statement of comprehensive income and statement of cash flows included in these unaudited interim condensed consolidated financial statements. It was properly corrected and reflected in the annual audited financial statements of the Corporation as at and for the year ended December 31, 2014. It will also be corrected for the comparative period in the unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2015.

The Corporation retrospectively corrected the error which decreased “income from investments” and “net earnings” by $5.38 million and increased “other comprehensive income” by $5.38 million for the six-month period ended June 30, 2014. This adjustment also decreased “basic earnings per common share” for the six-month period ended June 30, 2014 by $0.06 and the “diluted earnings per common share” by $0.05.

The adjustment to the nine-month period ended September 30, 2014 is a decrease to “net earnings” and increase to “other comprehensive income” of $ $9.54 million.

20. COMPARATIVE INFORMATION

The Corporation reclassified certain items in the condensed consolidated statements of cash flows within the cash flows from operating activities section for the comparative period to conform to the current year’s presentation. This reclassification had no impact on the total cash flows from operating activities.